Mail Stop 3561

April 13, 2009

C. Martin Sowers
Senior Vice President - Finance
Family Dollar Stores, Inc.
P. O. Box 1017
Charlotte, North Carolina 28201-1017

> **Re:** **Family Dollar Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended August 30, 2008**
> **Filed October 28, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 12, 2008**
> **File No. 001-06807**

Dear Mr. Sowers:

We have reviewed your letter dated February 27, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended August 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition …, page 18

Critical Accounting Policies, page 25

1.   We note your response to comment 9 in our letter dated February 2, 2009 regarding the disclosure of the dollar amounts of the estimates recorded for all periods presented for each critical accounting policy. We continue to believe the amount of each material estimate recorded in the financial statements should be disclosed in your discussion. In addition, your proposed cross-references to the various notes to your financial statements do not seem to sufficiently address the significant estimates made in those areas. To the extent that there are no significant estimates made in any of those areas, you should remove your reference to estimates so as not to imply critical accounting estimates in those areas. Please revise your disclosure accordingly consistent with the request made in our prior comment 9 for all material estimates for all periods presented and advise us. Refer to SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 28

Notes to Consolidated Financial Statements, page 34

Note 1. Description of Business and Summary of Significant Accounting …, page 34

2.   We note your response to comment 12 in our letter dated February 2, 2009 regarding the need to provide "Schedule II - Valuation and Qualifying Accounts" for your insurance liabilities amounts. We do not believe your disclosures in Note 5 and in Management's Discussion and Analysis of Financial Condition and Results of Operations comply with the requirements of Rule 5-04 of Regulation S-X. As such, you should disclose amounts such as self-insurance liabilities and other material reserves with their additions and deductions for the annual reporting period in Schedule II. We refer you to the format prescribed under Rule 12-09 of Regulation S-X.

Note 13. Segment Information, page 49

3.   We note your response to comment 14 in our letter dated February 2, 2009 relating to your compliance with the segment reporting requirements of SFAS 131. With more than 6,500 retail stores nationally, we remain unclear how you manage your business on the basis of one operating segment as discussed in your response and disclosed in your segment note. Based on the operating segment definition pursuant to paragraph 10, it would appear that, like most national retail companies, you would have more than one operating segment. Please explain and clarify for us if and how your stores are organized and managed. For example, tell us if your stores are organized on a district or regional basis and why you do not believe the financial information you summarize at that level meets the requirement of an operating segment. If you have more than one operating segment, you should revise your disclosure to specifically identify the operating segments and provide all of the disclosures required by paragraph 26(a) of SFAS 131. If you rely on the aggregation criteria within paragraph 17 in aggregating the operating segments into one reportable segment, you should disclose your basis for aggregation.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

Overview, page 15

Elements of Executive Compensation, page 18

How does the Company set base salaries for its NEOs, page 18

4.   We note your response to comment 17 in our letter dated February 2, 2009 and we reissue that comment. Please identify the companies in the Hay Retail Industry Database since it appears that you have benchmarked compensation against this database.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions you may have.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director